Exhibit 99.1

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 13, 2020

To the shareholders and ADS holders of Can-Fite BioPharma Ltd. (the “Company”):

Notice is hereby given that a Special Meeting of Shareholders will be held on Thursday, February 13, 2020, at 3:00 P.M. Israel time at our offices, 10 Bareket Street, Petach-Tikva, Israel.

The agenda of the special meeting will be as follows:

1. To approve a renewed version of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”), for a period of three years.

2. To approve amendments to the articles of association.

3. Subject to the approval of item 2 above, to re-elect each of Pnina Fishman, Ilan Cohen, Abraham Sartani, Guy Regev and Golan Bitton to our Board of Directors, so that following such re-election, each of his or her term shall expire in accordance with his or her class (the vote at the meeting will be individually for each nominee).

Only shareholders and holders of American Depositary Shares at the close of business on January 13, 2020 (the “Record Date”) are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. You are cordially invited to attend the special meeting in person.

If you are unable to attend the special meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the special meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the special meeting by presenting a certificate signed by the TASE Clearing House member through which the shares or are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach-Tikva, 4951778, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

Ilan Cohn
Chairman of the Board
January 9, 2020

10 Bareket Street, Kiryat Matalon

PO Box 7537

Petach-Tikva 4951778

Israel

PROXY STATEMENT

FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 13, 2020

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.25 per share, including holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the Special General Meeting of Shareholders, to be held on Thursday, February 13, 2020, at 3:00 P.M. Israel time at our offices, 10 Bareket Street, Petach-Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Can-Fite”, “we”, “us”, “our” and the “Company” to refer to Can-Fite BioPharma Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the special meeting will be as follows:

1. To approve a renewed version of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”), for a period of three years.

2. To approve amendments to the articles of association.

3. Subject to the approval of Proposal No. 2, to re-elect Pnina Fishman to our Board of Directors for a term in accordance with her class.

4. Subject to the approval of Proposal No. 2, to re-elect Ilan Cohn to our Board of Directors for a term in accordance with his class.

5. Subject to the approval of Proposal No. 2, to re-elect Avraham Sartani to our Board of Directors for a term in accordance with his class.

6. Subject to the approval of Proposal No. 2, to re-elect Guy Regev to our Board of Directors for a term in accordance with his class.

7. Subject to the approval of Proposal No. 2, to re-elect Golan Bitton to our Board of Directors for a term in accordance with his class.

We currently are unaware of any other matters that may be raised at the special meeting. Should any other matters be properly raised at the special meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on January 13, 2020, shall be entitled to receive notice of and to vote at the special meeting.

How You Can Vote

You can vote your ordinary shares by attending the special meeting. If you do not plan to attend the special meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Information” portion of our website, as described below under “Shareholder Meetings”.

Please follow the instructions on the applicable proxy card.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the special meeting in person.

If voting by mail, you must sign and date an applicable proxy card in the form filed by us on MAGNA on or around January 9, 2020 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the applicable proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the special meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our board of directors urges you to vote your shares so that they will be counted at the special meeting or at any postponements or adjournments of the special meeting.

Solicitation of Proxies

By appointing “proxies~~,~~” shareholders and ADS holders may vote at the special meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the special meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the special meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about January 9, 2020. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the our offices (Attention: Chief Financial Officer) located at 10 Bareket Street, Kiryat Matalon, PO Box 7537, Petach-Tikva 4951778, Israel, not later than ten days before the special meeting (i.e., February 3, 2020). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., February 7, 2020).

Quorum

At the close of business on January 8, 2020, we had outstanding 120,652,683 ordinary shares. In addition, we expect to issue an additional 22,278,540 ordinary shares prior to the close of business on January 13, 2020 pursuant to warrant exercise agreements that we entered into on January 9, 2020. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the special meeting.

Under our articles of association, the special meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required

The approval of Proposal 1 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal.  As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest, their vote will be disqualified.

The approval of Proposal 2 is subject to the affirmative vote of 65% of the voting power represented at a general meeting and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that the quorum for such proposal is not less than 20% of the Company’s then issued and outstanding share capital.

To the extent that Proposal 2 is approved, then voting on Proposals 3 through 7 shall take place, which shall require the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the special meeting on the proposal presented.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the applicable proxy card and voting instruction card, the Notice of the Special General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, www.canfite.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

ADOPTION OF RENEWED COMPENSATION POLICY

Background

The Companies Law requires all public Israeli companies, including companies whose shares are only listed outside of Israel, to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the Company. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

The compensation policy—or an amended version thereof— must be approved once again by the compensation committee, board of directors and shareholders every three years following the last adoption thereof.

Our existing compensation policy was approved by our shareholders on January 19, 2017. In accordance with the requirements of the Companies Law, our compensation committee reviewed and adopted a renewed written compensation policy for our executives, which sets forth our policy regarding the terms of office and employment of office holders as prescribed under the Companies Law. A copy of the proposed renewed Can-Fite Compensation Policy is attached as Annex A to the proxy statement. Our board of directors subsequently approved the renewed policy and recommended that it be adopted by the shareholders.

Proposed Resolution

It is proposed that at the special meeting the following resolution be adopted:

“RESOLVED, that the Can-Fite Compensation Policy in the renewed form attached as Annex A to the Proxy Statement, dated January 9, 2020, with respect to the special meeting, be, and hereby is, approved in all respects.”

Board Recommendation

Our board of directors recommends a vote FOR the foregoing proposal.

 PROPOSAL 2:

PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION OF THE COMPANY

Background

Our Board of Directors believes that given our current market value, our cash position and the historical attempt by Capital Point to replace our Board of Directors, it is important to ensure that the Board of Directors has the tools to promote our interests and our shareholders’ interests in the long-term. Accordingly, on January 9, 2020, our Board of Directors approved, and recommended to our shareholders to approve, to replace our articles of association with an amended and restated articles of association, in the form attached hereto as Annex B (the “Amended Articles”). At our recently convened annual meeting that was held on December 19, 2019, a substantially similar proposal to Proposal 2 was removed from the agenda.

The Amended Articles provide for a split of the Board of Directors into three classes with staggered three-year terms. At each annual meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual meeting of 2020 and after, each year the term of office of only one class of directors will expire.

If approved at the meeting, our directors, will be divided among the three classes as follows:

Mr. Golan Bitton and Mr. Abraham Sartani will be each classified as a Class I director and their term will expire at our annual meeting of shareholders to be held in 2020;

Mr. Ilan Cohn will be classified as a Class II director and his term will expire at our annual meeting of shareholders to be held in 2021; and

Dr. Pnina Fishman and Mr. Guy Regev will be each classified as a Class III director, and their term will expire at our annual meeting of shareholders to be held in 2022.

Further, according to the Amended Articles, (i) directors may only be elected at the Company’s annual shareholders’ meeting, and not at a special meeting, (ii) a director may not be dismissed from office by shareholders or at a shareholders’ meeting prior to the expiration of their term of office under the staggered board provisions of the Amended Articles, (iii) any shareholder of the Company who intends to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law and must meet certain additional requirements set forth in the Amended Articles, and (iv) an affirmative vote of 65% of the voting power represented at a general meeting and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that the quorum is not less than 20% of the Company’s then issued and outstanding share capital, is required to amend the Amended Articles with respect to the provisions relating to the staggered board, dismissal and the provisions relating to shareholder proposals.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the special meeting:

“RESOLVED, that the amendments to the articles of association of the Company, as detailed in the Proxy Statement hereby are, approved in all respects.”

Board Recommendation

Our board of directors recommends a vote FOR the foregoing proposal.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 9, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 9, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

PROPOSALS 3-7:

RE-ELECTION OF DIRECTORS

Background

Under the Israeli Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our articles of association provide that we may have no more than 13 directors, plus the legally required number of external directors. Our Board of Directors currently consists of seven directors, including two external directors. Our directors, other than the external directors, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

Each of the nominees, whose professional background is provided below, has advised us that he or she is willing, able and ready to serve as a director if elected or re-elected, as applicable. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Pnina Fishman, Ph.D. Pnina Fishman, Ph.D. co-founded Can-Fite and has served as our Chief Executive Officer and served on our Board of Directors since September 2005. She has also served as the Chief Executive Officer of OphthaliX from November 21, 2011 through December 31, 2012 and from June 2014 to November 2017 and served as the Chairman of OphthaliX from November 2011 to November 2017. Dr. Fishman is the scientific founder of Can-Fite and was previously a professor of Life Sciences and headed the Laboratory of Clinical and Tumor Immunology at the Felsenstein Medical Research Institute, Rabin Medical Center, Israel. Dr. Fishman has authored or co-authored over 150 publications and presented the findings of her research at many major scientific meetings. Her past managerial experience included seven years as Chief Executive Officer of Mor Research Application, the technology transfer arm of Clalit Health Services, the largest healthcare provider in Israel. Mor Research Application was also the first clinical research organization in Israel. Dr. Fishman currently also serves as a member of the Board of Directors of F.D Consulting Ltd., Ultratrend Ltd., and EyeFite Ltd. Dr. Fishman holds a Ph.D. in Immunology from the Bar Ilan University in Ramat Gan, Israel.

Ilan Cohn, Ph.D. Ilan Cohn, Ph.D. is a patent attorney and senior partner at the patent attorney firm Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and since May 30, 2013 serves as the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX, Inc., or OphthlaiX, our former subsidiary from November 2011 to November 2017. Dr. Cohn holds a Ph.D. in biology and is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohen is also currently a member of the Board of Directors of I.C.R.C Management Ltd, Famillion BVI Ltd. and Famillion Ltd. (a subsidiary of Famillion BVI Ltd.). Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

Abraham Sartani, M.D. Abraham Sartani has served on our Board of Directors since 2001. Dr. Sartani has over 30 years of experience in the pharmaceuticals industry and currently acts as a consultant to pharmaceutical and medical device companies. Dr. Sartani is a member of a number of scientific and management societies and the author or co-author of numerous publications and patents in the urology, pain treatment and hypertension fields. Dr. Sartani previously served on the Board of Directors of Akkadeas Pharma Srl (formerly Arkadia Pharma) and was a co-founder. From 1985 until 2008, Dr. Sartani was the Vice-President of R&D and Licensing and Group coordinator of B&D of Recordati, a European specialty pharmaceutical company. Prior to joining Recordati, from 1980 until 1985, Dr. Sartani was employed at Farmitalia-Carlo Erba, serving in a number of capacities, including as the Medical Director for Europe.

Guy Regev. Guy Regev has over twelve years of experience in accounting, financial management and control and general management of commercial enterprises. He has served on our Board of Directors since July 2011 and has served as a member of our Audit Committee and Compensation Committee since February 2014. Mr. Regev has also been a director of OphthaliX from November 2011 to November 2017. Mr. Regev is currently the Chief Executive Officer of Gaon Holdings Ltd, a publicly traded Israeli holding company traded on the TASE which focuses on three areas of operation - Cleantech / Water, Financial Services, Retail/Trading. Mr. Regev is currently also the Chief Executive Officer of Middle East Tube Company Ltd a publicly traded Israeli company traded on the TASE which focuses on steel pipe manufacturing and galvanization services. Mr. Regev was the Chief Executive Officer of Shaked Global Group Ltd, a privately-held equity investment firm that provides value added capital to environmental-related companies and technologies. Prior to joining Shaked, from 2001 to 2008, Mr. Regev was Vice President of Commercial Business at Housing & Construction Holding, or HCH, Israel’s largest infrastructure company. His duties included being responsible for the consolidation and financial recovery of various business units within HCH. Prior to that, Mr. Regev carried several roles within the group including as a Chief Financial Officer and later the Chief Executive Officer of Blue-Green Ltd., the environmental services subsidiary of HCH. Between 1999 and 2001, Mr. Regev was a manager at Deloitte & Touche, Israel. Mr. Regev holds an LLB degree in Law (Israel) and is a licensed attorney and has been a licensed CPA since 1999. Mr. Regev is also a director of, The Green Way Ltd, Shtang Construction and Engineering Ltd, R.I.B.E. Consulting & Investment Ltd., Middle East Tube Company Ltd, Middle East Tube - Industries 2001 Ltd, Middle East Tubes - Galvanizing (1994) Ltd, I-Solar Greentech Ltd, Plassim Infrastructure Ltd, Plassim Advanced Solutions in Sanitation Ltd, Hakohav Valves Industries Metal (1987) Ltd, Metzerplas Agriculture Cooperative Ltd, B. Gaon Retail & Trading Ltd, Gaon Agro - Rimon Management Services Ltd, B. Gaon Business (2004) Ltd, Gaon Antan Investments Ltd, Or Asaf Investments Ltd, Hamashbir Holdings (1999) Ltd, and AHAVA Holdings LTD.

Golan Bitton. Golan Bitton has served as the Chief Executive Officer of Univo (TASE:UNVO), a medical cannabis company, since September 2018. In addition, Mr. Bitton has served as the Chief Executive Officer, director and co-founder of UNV Medicine Ltd, a wholly owned subsidiary of Univo, since November 2016. From 2008 through 2016, Mr. Bitton served as the Head of Field Government Authority in the Office of the Prime Minister in Israel. Prior to that, from 2005 through 2008, Mr. Bitton served as the Chief Operating Officer of CIP technology LTD. Prior to that, from 1998 through 2005, Mr. Bitton held a position in the Israeli Intelligence Community. Mr. Bitton holds a B.A. in Economics and Business Management from Max Stern Yezreel Valley College in Israel.

Under the terms of that certain Collaboration Agreement entered into between the Company and Univo Pharmaceuticals Ltd., effective September 10, 2019, Mr. Bitton was required to be appointed to our Board of Directors.

Proposed Resolutions

We are proposing, subject to the approval of Proposal No. 2, adoption by our shareholders of the following resolutions at the special meeting:

“RESOLVED, that the re-election of Pnina Fishman as a director of the Company, to serve until her term expires in accordance with her Class III designation be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Ilan Cohn as a director of the Company, to serve until his term expires in accordance with his Class II designation be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Abraham Sartani as a director of the Company, to serve until his term expires in accordance with his Class I designation be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Guy Regev as a director of the Company, to serve until his term expires in accordance with his Class III designation be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Golan Bitton as a director of the Company, to serve until his term expires in accordance with his Class I designation be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the special meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect, as applicable, as directors, each of the nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election, as applicable, of the foregoing director nominees.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the special meeting, but, if any other matters are properly presented at the special meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Ilan Cohn
Chairman of the Board
Dated: January 9, 2020

Annex A

Can-fite Biopharma Ltd.

(hereinafter: “the Company”)

COMPENSATION POLICY

TO OFFICERS

Date of approval of General Meeting: ~~_________________~~February 2020

Date of last update: _______________________________

Contents

Item	Subject	Page
1	Definitions	2
2	Object of the compensation policy and its implementation	~~1~~2
3	Guiding principles for examining and determining the tenure and employment of Officers	3
4	Structure of the compensation package	6
5	Fixed compensation	~~7~~6
6	Benefits and related conditions in fixed compensation	8
7	Performance dependent compensation (bonus)	9
8	Capital compensation	~~10~~12
9	Signing Bonus	~~14~~13
10	Conditions for terminating employment	~~11~~13
11	Exemption, indemnity and insurance	15

1.	Definitions

“The Stock Exchange”	The Tel Aviv Stock Exchange Ltd.;
“The Companies Law”	The Companies Law, 5759 – 1999;
“Officer”

Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Assistant Chief Executive Officer, everyone fulfilling such a position in the Company even with a different title, and a Director or Manager answering directly to the Chief Executive Officer;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;
“Tenure and Employment”

Tenure and employment of an Officer, including giving exemption, insurance, indemnity undertaking or indemnity according to an indemnity permit, retirement grant, and every benefit, other payment or undertaking for such a payment, given due to such service or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000;

2.	Object of the Compensation Policy and its implementation

2.1	Pursuant to the provisions of Amendment 20, the Company is required to determine a compensation policy for its present and future serving Officers (hereinafter: “the Policy” or “the Compensation Policy”). In the Committee meetings of December 10, 2019~~July 4, 2016, September 1, 2016, October 6, 2016 and July 22, 2013,3 November 2016~~ the Committee approved the compensation and on ~~____ November 2016~~ January 9, 2020 the Company’s Board of Directors approved the detailed Policy set forth in this document below.

2.2	This document is intended to define and detail the Company’s Policy relating to the compensation of present and future serving Officers. Determining the Policy, its publication and presentation for approval of the General Meeting, in accordance with the provisions of the Companies Law, is intended to increase the level of transparency regarding everything connected with the compensation of the Company’s Officers and improve the ability of the Company’s shareholders to express their opinions and influence the Compensation Policy of Officers serving in the Company.

2.3	In addition, the Policy has been adapted to the Company’s targets and its long-term work plan and is intended to assist with the following goals:

2.3.1	The Company’s ability to retain and recruit senior executives and able people to lead the Company to significant achievements and to cope with the challenges facing it;

2.3.2	The creation of a work environment with incentives which will encourage, among its Officers, motivation to realize the Company’s targets in both the short and long terms, all in accordance with the Company’s business plan, and all this while taking reasonable risks according to the risks policy decided, from time to time, by the Company’s Board of Directors;

2.3.3	Creating a suitable balance between the various compensation components when determining the tenure and employment of Officers in the Company.

2.3.4	Maintaining and strengthening the trust of shareholders and potential investors in the Company.

2.4	Implementation of the Policy is as from the date of its approval by the General Meeting of the Company’s shareholders, with the required majority in accordance with the Provisions of Section 267a(b) of the Companies Law, until the end of (3) three years from the said date of approval by the General Meeting. The aforesaid does not derogate from the obligation of the Compensation Committee and Board of Directors to examine the need to update the Compensation Policy from time to time, in accordance with the Company’s needs.

2.5	The Compensation Policy will apply to Officers presently serving in the Company and Officers who will serve the Company in the future.

3.	Guiding principles for examining and determining the terms of tenure and employment of Officers

3.1	When examining the terms tenure and employment of Officers in the Company, the Compensation Committee and Board of Directors will examine their education, abilities, expertise, professional experience and achievements of the Officer or the candidate to be an Officer in the Company, whichever relevant. In addition, the Compensation Committee and Board of Directors will examine the knowledge and understanding of the Officer (or the candidate to serve as an Officer in the Company) with the Company and his knowledge and understanding of the market and environment in which it operates.

3.2	Without derogating from the aforesaid, the following parameters will be examined:

3.2.1	The position he serves in the Company or the position that he will serve in the Company, the fields of responsibility and extent of his position;

3.2.2	The expected contribution of the Officer to promote the Company’s targets and business in the long-term;

3.2.3	Previous payroll agreements signed with the Officer;

3.2.4	The mix of compensation taking into account considerations of managing risks in the Company and the Company’s long-term targets;

3.2.5	The Company’s financial position and results of its operations;

3.2.6	The relationship between the Officer’s compensation and the average salary and median salaries of the other employees in the Company (including contractor employees employed by the Company, should there be any, as defined in Section 3 of Part A of the First Addendum A of the Companies Law). The Compensation Committee and Board of Directors believe that in order to maintain good working relationships within the Company it is important to maintain reasonable and fair salary differences between the Company’s management level (from the level of Vice President and above) and the other employees in it. However, it is important to compensate and encourage the Company’s management in order to increase the Company’s profits, its success and achieve its business targets. As required by law, the Compensation Committee and Board of Directors examined that the ratio between the service and employment conditions of each one of the officers and the mean and median cost of employing the rest of the Company’s employees. At the time of formulating this policy and its approval, the ratio between the employment cost of Officers and the average and median compensation cost in the Company is: at the VP level 1.~~64~~ 56 times the average salary in the Company, which presently stands at NIS ~~30~~29,402 ~~,184~~ thousand, and ~~1.82~~3.07 times the Company’s median salary cost, which presently stands at NIS ~~27,169~~15,000 thousand; and at the Company’s CEO level 2.~~64~~ 84 times the average salary in the Company, and ~~2.93~~5.58 times the cost of the Company’s median salary.

3.3	The comparison to the average market salary – if necessary, at the discretion of the Compensation Committee, a comparison will be made to the average salary in the relevant market for similar roles in similar companies when determining the officers’ compensation, as applicable. For the purpose of the comparison, if made, companies will be selected based on whether it is possible to collect reliable and complete information regarding the officers’ salary, and which meet the maximum possible number of the following criteria:

3.3.1	Companies which are engaged in the Company’s fields of operations or in fields as similar as possible;

3.3.2	Companies traded on the Stock Exchange which have a similar market value to that of the Company;

3.3.3	Companies traded in the same index on the Stock Exchange in which the Company is traded on the date of making the comparison;

3.3.4	Companies with similar financial data to the Company’s financial data, such as annual profit/loss, annual gross profits, shareholders’ equity, the level of research and development expenses;

3.3.5	Companies which employ a similar number of employees to those of the Company.

Regarding this clause: “Similar” a deviation of the range of 50%-200%, ~~above or below,~~ in all the comparative criteria for the relevant data of the Company will also be taken into account.

3.4	Pursuant to legal easements, an immaterial change in the terms of an officer’s tenure in the Company who is not serving as a director or CEO will be approved by the Company CEO and will not require the Compensation Committee’s approval. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.5	If, pursuant to the provisions of the law, in relation to officers who are not controlling shareholders or their relatives, it is permitted to apply easements regarding the terms of their tenure and employment, this Compensation Policy will be deemed as including the said easements, as of the date they come into effect, subject to the approval of the Company’s Compensation Committee.

3.6	An officer in the Company can be employed as an employee or alternatively provide the Company with services via a company they own, provided that the total expenses of the Company for the said employment or service provision do not exceed the sum approved by the Company’s Compensation Committee and Board of Directors. For the purposes of this paragraph, “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the officer holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

4.	Structure of the compensation package

4.1	The terms of tenure and employment of an Officer include the following:

4.1.1	Fixed compensation;

4.1.2	Benefits and conditions related to the fixed compensation;

4.1.3	Performance dependent compensation (bonus);

4.1.4	Capital compensation (compensation through options or other securities of the Company);

4.15	Terms of retirement;

4.16	Exemption, insurance and indemnity.

4.2	The compensation package will be determined and adjusted to the Officer according to the function that he fulfills / will fulfill and will include the following components:

Position/Group	Fixed compensation	Benefits and related terms	Bonus	Capital compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	-	-	+	-	+
Member of the Board of Directors	+	-	-	+	-	+
CEO	+	+	+	+	+	+
VP or anyone reporting directly to the CEO	+	+	+	+	+	+

4.3	To ensure congruence between all the compensation components, the maximum ratio range between the total compensation package components for a given year for Company officers is presented in the following table:

Grade	Basic Salary	Social Benefits and Related Terms[1]	Variable Compensation Performance Related[1]	Variable Compensation Equity[1]
Active Chairman of the Board of Directors	100%	50%	25%	75%
Member of the Board of Directors	100%	0%	25%	150%
CEO	100%	50%	50%	75%
VP**	100%	50%	45%	75%

5.	Fixed compensation

5.1	Fixed compensation summary table for officers

Grade	Maximum Gross Fixed Compensation
Active Chairman of the Board of Directors*	Up to a maximum of 50,000 NIS per month
Member of the Board of Directors	Up to the maximum, the maximum fixed amounts are stipulated in the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000
CEO**	Up to a maximum of 150,000 NIS per month
VP**	Up to a maximum of 80,000 NIS per month

[1]	The rates are in relation to the basic salary.

*	An active Chairman is the Chairman of the board of directors whose FTE is no less than 40% of a full-time position (100%). The maximum fixed compensation for an active Chairman as stated in the table shall not be subject to his actual FTE in the Company.
**	The amounts stipulated are for a full-time position (100%).

5.2	Active Chairman of the Board of Directors

An active Chairman of the Board of Directors will be entitled to fixed compensation as specified in paragraph 5.1 above. If necessary, at the Compensation Committee’s discretion, a comparison will be made to the average salary in the relevant market for a similar role in similar companies when determining the compensation for the Chairman of the Board of Directors, as applicable. It should be clarified, however, that the Chairman of the Board of Directors will be entitled to different fixed compensation from other Board of Director members serving in the Company only when he is serving as an ‘active Chairman of the Board of Directors’, i.e. where his areas of responsibility and role are also in ongoing work in the Company, such as meetings with investors, active involvement in the daily life of the Company etc. and all in accordance with an employment / services agreement that the Company signed/will sign therewith.

5.3	Members of the Board of Directors

5.3.1	Members of the Board of Directors will be entitled to fixed compensation in accordance with that set forth in the Compensation Regulations and in accordance with the level of shareholders’ equity of the Company, as defined in the Compensation Regulations (as will be in force from time to time). To avoid doubt, the Company will be entitled to pay higher compensation to an expert director (as defined in the Compensation Regulations).

5.3.2	It should be mentioned that should a Director in the Company also be an employee in it, or provide services to it, in any position whatsoever, whatever his title, he will not be entitled to compensation for participating in meetings of the Company’s Board of Directors. For the purposes of this paragraph, a director for whom there is doubt regarding whether he is a service provider for the Company or not, he will declare before the Compensation Committee members, as per their request, that he is not a service provider in a personal capacity and also does not provide services via a company that he controls or holds more than 25% of the issued capital. For the purposes of this paragraph “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the director holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

5.3.3	The Directors who are related or connected to a controlling shareholder in the Company will not be entitled to any compensation whatsoever for serving as directors in the Company.

5.4	The CEO, VP or anyone reporting directly to the CEO

5.4.1	For the purpose of this clause “CEO”, “VP” or “a manager reporting directly to the CEO”, jointly will hereinafter be called: “Manager” or Managers”, whichever relevant.

5.4.2	The amount of fixed compensation of Managers will be determined, inter alia, in accordance with the provisions of clauses 3.1 and 3.2 above, and it shall not exceed the sum specified in the table in paragraph 5.1 above.

5.4.3	In addition, if required, at the Compensation Committee’s discretion, a comparison will be made to the average salary, as specified in paragraph 3.3 above.

6.	Benefits and related terms to fixed compensation

All the benefits and related terms detailed below are the maximum benefits and terms.

Benefit / related terms	CEO	VP or a manager reporting directly to the CEO
Vehicle	Yes, in the value of a vehicle of up to 200,000 NIS according to the income tax tables	Yes, in the value of a vehicle of up to 150,000 NIS according to the income tax tables
Grossing up the value of the vehicle	Yes	Yes
Mobile telephone	Yes	Yes
Grossing up the value of mobile telephone	Yes	Yes
Vacation days	22	22
Accumulating vacation days	Yes, for 2 years	Yes, for 2 years
Vacation allowance days	As per the law
Further study fund (employer 7.5% provision); employee 2.5%)	Yes
Pensionary insurance in accordance with the law	Yes
Reimbursement of expenses in the role	Yes, against receipts	Yes, against receipts
Other (newspapers, internet at home, etc.)	Internet + newspaper	Internet + newspaper
Period of non-competition	Up to 12 months	Up to 12 months

7.	Performance dependent compensation (bonus)

Granting bonuses to officers and an active chairman of the Board of Directors is intended to provide officers and the active chairman of the board of directors with incentives to achieve targets and objects which contribute in the long-term to achieve the Company’s business targets and strategic plans, as determined from time to time by the Company’s Board of Directors. The Company’s success creates an identity of interests with the officers serving in it, as its success is also their success.

The Company’s Board of Directors, after receiving recommendations from the Compensation Committee may determine, every year, a bonus plan for the Company’s officers and active chairman of the Board of Directors, which will be based on the annual budget approved by the Board of Directors and all as set forth below.

7.1	Every payment to be paid to an officer in accordance with the bonus plan will not be considered as part of the fixed compensation and will not be a basis for calculating entitlement or accumulation of any right/ rights.

7.2	The bonus plan will be approved specifically for every officer or active chairman of the board of directors, and the Company’s management may decide not include this or that officer or the active chairman of the board of directors in the bonus plan.

7.3	An officer/ active chairman of the Board of Directors will be entitled to a bonus provided that he worked in the Company (or for an active chairman of the Board of Directors that he has served in his role) for a minimum period of 12 months prior to the date of granting the bonus.

7.4	The maximum bonus for meeting all the targets set forth below will be calculated according to the salary of December of the year for which the bonus is given, when:

7.4.1	CEO – up to 6 monthly salaries;

7.4.2	An active Chairman of the board of directors – up to 6 monthly salaries;

7.4.3	Vice President – up to ~~3~~ 4 monthly salaries .

7.5	The bonus plan for officers (excluding CEO and the active chairman of the Board of Directors) will based on targets which will be determined by the Compensation Committee and Board of Directors in advance each year, as detailed below:

7.5.1	All-inclusive Company target: The bonus is based on an index, i.e.: meeting the Company’s expenses target, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, commencing new clinical applications. The all-inclusive Company financial target will include at least one and not more than three of the criteria detailed above.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.2	Personal measured targets: These targets will be determined for each officer personally by the CEO (for officers at the level of vice president) and will be based on measurable parameters in the field of the professional responsibility of every officer in the Company. The personal measurable targets will include up to three personal targets.

~~The Company’s CEO will not have personal defined targets and the bonus for him will be calculated on the basis of the overall Company financial target and on the basis of the discretion of the person to whom he reports.~~

The weight given to the personal measured targets will be between 30% - 50% of the total bonus.

7.5.3	Discretion of the Manager: The evaluation of the performance of officers at the level of vice president will be done by the Company’s CEO. The evaluation of performance of every officer, will relate to his contribution to the Company during the year for which the bonus is paid, separately from the financial bonuses and the personal bonuses.

The weight given to the discretion of the manager will not exceed 20% of the total bonus.

Notwithstanding paragraph 7.5 above, the Compensation Committee and the Company Board of Directors may authorize the granting of a grant that shall not exceed the maximum grant as specified in paragraph 7.4.3 above to an officer who is subordinate to the CEO, according to criteria which are not measurable pursuant to the provisions of the First Appendix A of the Companies Law.

7.6	The grants plan for the CEO shall be target-based, to be determined by the Compensation Committee and Board of Directors every year, as outlined below:

7.6.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.6.2	Manager discretion (according to unmeasurable criteria): CEO performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 20% of the grant amount.

7.7	The grants plan for an active chairman of the Board of Directors shall be based on personal targets and measurable company targets, which will be determined by the Compensation Committee and Board of Directors in advance every year, and will depend on compliance with the aforementioned targets. The grant will be presented for the approval by a regular majority in a meeting.

7.8	The Company’s Compensation Committee and Board of Directors will determine the weight of each of the criteria in the total Company target and the personal measurable targets (as applicable), at their discretion, provided that a minimum level of meeting the targets will not be less than 70% of the total targets in order to receive some amount of the bonus.

7.9	The Company’s Compensation Committee and Board of Directors have the full authority to reduce payment of the bonus, or not to pay it at all, if they found that the financial position of the Company will be significantly harmed or it is not able to make such a payment.

7.10	One-time bonus

The Company’s Board of Directors, with the recommendation of the Compensation Committee will be entitled to grant a one-time bonus to an officer for a significant event or events in the Company which are not included in the targets as specified in paragraph 7.5 above. The amount of the one-time bonus will not exceed (3) times the amount of the fixed compensation (monthly). In the event of a change in control in the Company, members of the Board of directors in the Company will be entitled to receive a one-time bonus up to the fixed annual compensation amount of the directors.

7.11	Should it become clear that after payment of the annual bonus or the one-time bonus, whichever relevant, that the calculation of the bonus is carried out based on data in which it became clear were incorrect as a result of an error in good faith and were restated in the Company’s financial statements during a period of three periodic consecutive financial statements after the date of payment of the grant, the officers will reimburse the Company the part of the bonus paid to them, which was based, as mentioned, on incorrect data, and this within six (6) months from the date of publication of the restated financial statements. The amount to be repaid by the officers will be linked to the consumer price index as from the date of publication of the restated statements until the date of actual repayment.

7.12	The Board of Directors may, after approval is received from the Compensation Committee, convert the annual bonus to which an officer is entitled into shares or options, provided that their financial value is the same as the value of the annual bonus.

7.13	The total annual bonus and the one-time bonus in this section 7 shall not exceed 9 salaries for the CEO and ~~6~~ 7 salaries for the VP.

8.	Capital compensation

As part of the terms of tenure and employment of officers in the Company, the Company combines in its compensation package a capital compensation component. A component of this type is an incentive for the officers, by their participation in the profits and economic success of the Company. In addition, this compensation contributes to increasing the officer’s identification with the Company, so that the officer will remain in it and see it as his future. The capital compensation creates a certain inspiration among the officers, who aspire to be part of the Company’s success and receive part of its profits. The capital compensation component also enables the Company to employ skilled people while spreading the salary burden so that it limits the cash flow burden on the Company. The capital compensation component, while reducing the burden of expenses, enables the Company to free investments and take risks, which are defined by the Company’s Board of Directors by entering into additional and new projects.

From recognizing the advantages of the capital compensation component as part of the total salary package to officers in the Company, the Company may combine in the compensation package of officers in it with a capital compensation component, all in accordance with the following:

8.1	The options allotted to officers will be allotted in accordance with the Company’s options plan approved by its Board of Directors on 28 November 2013 , or according to an option plan which will be approved by the Company’s Board of Directors from time to time, in accordance with, as far as possible the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961, and will not be listed for trading on the Stock Exchange.

8.2	The value of the options, on their issue date, according to the Black & Scholes formula or according to the binomial model will not exceed 75% of the total fixed annual compensation of an officer (at the level of VP or CEO). Regarding directors, the value of the options, according to the Black & Scholes formula or according to the binomial model, will not exceed 2 average salaries of officers in the Company, who are not directors.

8.3	The exercise price of the options will be determined in accordance with the average price of the Company’s share during the period between three (3) to thirty (30) days of trading prior to the date of approval of granting the options by the Board of Directors, as decided by the Board of Directors.

8.4	The vesting periods of the options to be granted to the officers will not be less than four years, where the vesting will be a quarterly vesting so that at the end of every quarter, and in the event as stated of a four year vesting period 1/16 of the options allotted to the officers will vest. It is hereby clarified that the vesting period will apply as long as the officer works for the Company. The options’ vesting period will be identical for all officers.

8.5	In the event that the employee/employer relations will end or the engagement between the officer and Company has ended, the date of expiry of the options that vested will not exceed a period between three months and six months from the date of the end of the employee/employer relations or the end of the engagement, whichever relevant. The Company’s Board of Directors, after receiving the recommendation of the Compensation Committee, will have the discretion whether to extend this period, provided that this extended period will not exceed one year.

8.6	~~The Company’s Board of Directors will have the discretion whether to accelerate the vesting of the options allotted to officers in the Company~~In general, on the occurrence of one or more of the following events, the officer shall be entitled to acceleration of the vesting of all components of equity compensation granted to him and which have not yet vested  ~~on the occurrence of the following events~~:

8.6.1	Acquisition of control in the Company by a third party;

8.6.2	The merger of the Company, within the meaning of this term in the Companies Law.

8.6.3	Sale or providing an exclusive license on most of the Company’s intellectual property.

Notwithstanding, the Board of Directors may decide not to approve such acceleration of vesting.

9.	Signing Bonus

9.1	The Company may, in circumstances to be approved by the Compensation Committee and the Company Board of Directors as exceptional circumstances, offer a signing bonus to a new officer in the Company.

9.2	The total signing bonus shall not exceed a sum of 3 monthly salaries gross as to be determined for the relevant officer. The Company may determine that the officer will be required to repay all or part of the signing bonus allotted thereto to the Company if the officer does not complete the minimum term of service in the Company.

10.	Conditions for terminating employment

In the event of dismissal of an officer by the Company (not due to “grounds” as defined in the employment/services agreement signed / which will be signed with the officer) or in the event of resignation of the officer in the Company in circumstances which require severance pay in accordance with the Law, in addition to the severance pay that the Company is obligated to pay to the officer by Law, the Company may, with the approval of the Compensation Committee and the Board of Directors, also pay the officer the following payments:

10.1	Prior notice

10.1.1	The period of prior notice for every officer will be determined by the Compensation Committee and the Company’s Board of Directors, prior to signing the employment agreement with the officer.

10.1.2	During the prior notice period the officer will be required to continue to fulfill his function unless the Company’s Board of Directors decides to release him from that obligation. In such a case the officer will be entitled to continue to receive all the terms of tenure and employment without any change.

10.1.3	Payment for the prior notice period will not exceed the following:

CEO	Up to 6 salaries
Vice President	Up to 3 salaries

10.1.4	The salary to be paid during the period of prior notice will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) but including related social benefits paid to the officer prior to the date of dismissal / resignation, in such a situation that entitles payment of severance pay.

10.2	Retirement grant

10.2.1	The Compensation Committee and the Company’s Board of Directors will be entitled to approve payment of a retirement grant to officers in the Company on the date of their retirement, provided that the ~~total~~ retirement grant will not exceed the following:

Worked in the Company over 10 years	Worked in the Company between 5 - 10 years	Worked in the Company between 1 - 5 years	Worked in the Company up to 1 year	Position
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	CEO
Up to 10 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Vice President
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Active Chairman

10.2.2	Notwithstanding the above mentioned in section 10.2.1 herein, ~~I~~in the event of a change of control (as this term is defined below), the retirement grant specified in the table above can increase up to ~~50~~150%, but no less than three salaries, to an officer that worked at the Company for at least one year. For the purposes of this paragraph “a change of control” shall include all events of selling control in the Company to a third party, a merger of the Company with another, or selling most or all of the Company’s assets.

10.2.3	In the framework of the decision whether to grant a ~~one-time~~ retirement grant, as mentioned above, the Compensation Committee and Board of Directors will examine, on the basis on the recommendation of the Chairman of the Board of Directors (in the case of a CEO) or the Company’s CEO (in the case of a Vice President) the extent of the officer’s contribution to the Company and to promote the targets that it set for itself, with the emphasis on specific activities and projects that he managed or was responsible for, the level of meeting the personal targets set for him, if any were set, and the level of meeting the targets defined in the Company’s budget.

10.2.4	The retirement grant will be paid on the date of termination of employee / employer relations, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) paid to the officer prior to the date of his dismissal / resignation in such a situation that entitles payment of severance pay.

10.2.5	The Board of Directors may, after receiving confirmation from the Compensation Committee, convert the grant~~s~~ as specified in paragraph~~s~~ 10.2 ~~and 10.3~~ herein into Company shares, provided their financial value is equal to the value of the converted grants.

10.3	In the event of a change of control, the Board of Directors prior to the completion of the transaction, may decide to cancel section 14 of the Severance Compensation law - 1963 (as provided in the employment agreement of an officer) and determine a payment of severance pay in accordance with the last salary of that officer minus the amounts accrued at the Insurance.

11.	Exemption, indemnity and insurance

The officers in the Company will be entitled to receive from the Company a letter of exemption and indemnity, whose terms will be according to the provisions of the companies law and to be included in the officers insurance cover that the Company will purchase, and all in accordance with the wording, the conditions and extent approved, from time to time, by the Company’s organs in accordance with the Law.

In addition, the officers shall be entitled to be included under the Company’s insurance policy that the Company will purchase in the ordinary course of business, to cover directors and officers responsibilities in the Company and its subsidiaries, as may be from time to time, including directors and officers who are or may be considered Company’s controlling shareholders, and all in a way of “Framework Transaction” within its meaning of the Companies Regulations (Relief of Stakeholder Transactions), 2000, with a liability limit of up to 10 million US dollars per case and each insurance year, with an annual premium amount not to exceed $60,000 US dollars and self-participation in the amount of $150,000 US dollars. The insurance policy will insure the officers both in connection with Israeli law and in connection with US law, in which the Company’s securities are traded on the New York Stock Exchange.

Annex B

Articles of Association

Pursuant to the Companies Law, 1999, of a Company Limited by Shares

CAN FITE BIOPHARMA LTD.

1.	Interpretation

1.1.	In these Articles, unless the wording demands a different interpretation, the following words and expressions shall bear the following meanings:

“The Stock Exchange” –	The Tel Aviv Stock Exchange Ltd.

“The Board” –	The Board of Directors duly elected pursuant to the provisions hereof.

“Director” –	A member of the Company’s Board and any person who acts as a Director in actual fact, be his/her title what it may.

“The Securities Law” –	The Securities Law, 1968, as amended from time to time, and the regulations promulgated thereunder.

“The Companies Law” –	The Companies Law 1999, as amended from time to time, and the regulations promulgated thereunder.

“The Law” –	The Companies Law, the Securities Law and any other legislation in effect, pertaining to companies, applicable to the Company at that time.

“The Company” –	The abovementioned Company.

“The Ledger” –	The members’ ledger that must be kept pursuant to Section 127 of the Companies Law, the Material Shareholders Ledger that must be kept pursuant to Section 128 of the Companies Law, and in the event that the Company maintains an additional Ledger outside of Israel, any other Ledger, as the case may be.

“The Office” –	The Company’s Registered Office, at any particular time.

“Writing” –	Printed matter, lithograph, photograph, telegram, telex, facsimile, email and any other form of imprint or formation of words in visible form.

“Securities” –	Including, Shares, Bonds, Capital Notes, other Certificates and Documents that bestow a right to sell, convert or sell any such.

“The Companies Ordinance” –	The Companies Ordinance [New Version], 1983, as periodically amended.

“The Articles” –	The Company’s Articles of Association in its current version, or as shall be amended from time to time.

1.2.	Sections 2, 3, 4, 5, 6, 7, 8, 10 of the Interpretation Law, 1981-5741, shall apply, mutatis mutandis, to the interpretation hereof, in the absence of any other provision relating to the subject matter, and in the absence of anything in the subject matter, or its context, that does not fit the said application.

1.3.	Except as provided for herein this article, every word and expression in these Articles, shall bear the meaning ascribed to them in the Companies Law, unless such would contradict the subject matter or its contents.

1.4.	Subject to this article, in these Articles – unless the wording demands a different interpretation, the phrases defined in the Companies Law, shall bear the meanings ascribed to them therein; and words put forth in the singular shall include the plural, and vice versa, and words in the masculine shall include the feminine, and words which mean individuals shall include corporations.

2.	The Company Name

The Company’s name is as follows:

In Hebrew: כן-פייט ביופרמה בע”מ

In English: CAN FITE BIOPHARMA LTD.

3.	The Company Purposes

To carry out any lawful business

4.	The Company Intent

The Company’s intent is to Law pursuant to commercial considerations to maximise its profits, however, the Company is entitled to donate a reasonable sum for a worthy goal, even if the donation is otherwise than in the framework of said commercial considerations, and pursuant to the discretion of the Company Board.

5.	The Authorised Share Capital

5.1.	The Company’s Authorised Share Capital is 125,000,000 NIS, divided into 500,000,000 ordinary shares of 0.25 NIS par value each (hereinafter: “Ordinary Shares”).

5.2.	All Ordinary Shares shall be of equal rights vis-à-vis each other for all intents and purposes, and each Ordinary Share shall bestow on its holder:

(1)	The right to be invited to and participate in all the Company’s General Meetings, both annual and regular, and a right to one vote on account of each Ordinary Share in his possession, at every ballot, in any General Meeting of the Company in which he participated;

(2)	A right to receive Dividends, if and when such are distributed, and a right to receive Bonus Shares, if distributed;

(3)	A right to participate in the distribution of the Company’s assets upon liquidation.

6.	Shareholder Liability

The liability of holders of Ordinary Shares shall be limited so that each Shareholder shall be liable to settle and pay exclusively the par value of his Shares. In the event that the Company allocates Shares at a discount from the par value thereof, pursuant to Section 304 of the Companies Law(hereinafter: “Reduced Consideration”), the liability of each Shareholder shall be limited to settlement of the sum of the Reduced Consideration on account of each Share thus allocated to him.

7.	Public Company

Upon the registration of the Shares for trading on the Stock Exchange, the Company shall become a public company, and shall maintain a Ledger of Material Shareholders, as defined in the Companies Law, in addition to the Ledger.

8.	Shares

8.1.	Notwithstanding the previous privileges granted to shareholders of the Company , the Company is entitled to issue Shares with preferential rights or Shares with deferred rights or to issue, from the unissued Capital, Redeemable Securities, subject to Section 309a of the Companies Law, or to issue Shares with other special limited rights or upon limitations as to the distribution of Dividends, voting rights, or other matters, as the Company may from time to time decide by resolution adopted at a General Meeting by an ordinary majority of Shareholders.

8.2.	If at any time the Share Capital is divided into different classes of Shares, the Company is entitled, by resolution adopted at a General Meeting by an ordinary majority of Shareholders, unless the terms and conditions of the issuance of that Class of Shares stipulates otherwise, to convert, expand, add or otherwise change the rights, privileges, advantages, limitations and provisions, related or unrelated at that time to one of the Classes, or as shall be resolved by resolution adopted at a General Meeting by an ordinary majority of Shareholders of that Class.

8.3.	The special rights granted to shareholders or a Shares of different Class, including Shares with preference rights or other special rights, shall not be deemed altered in any way by the creation or issue of additional Shares of equal ranking thereto, unless the terms and conditions of the issue of those Shares stipulates otherwise.

The provisions hereof relating to General Meetings shall apply, mutatis mutandis, to any and every meeting of a said Class.

8.4.	The Company’s unissued Shares shall be under the supervision of the Board, which may allocate them, up to the limit of the Company’s Authorised Share Capital, to such persons, in consideration of cash or non-cash consideration, on such terms and conditions and limitations, whether above their par value, whether at their par value and whether (subject to the provisions of the Companies Law) for consideration lower than their par value, and at such times and dates that the Board deems fit, and the Board shall have the authority to present any person with a Call on the Share for whichever such Shares, at their par value or above their par value or (subject to the provisions of the Companies Law) for consideration lower than their par value, for such times and for such consideration and terms and conditions as the Board deems fit.

8.5.	Upon the allocation of Shares, the Board is entitled to differentiate as amongst Shareholders in relation to the amounts of the Call on the Share and/or times of settlement thereof.

8.6.	If, according to the terms and conditions of the issuance of any Shares, payment of the consideration on account of such Shares, in whole or in part, is by instalments, then each instalment shall be paid to the Company at its time of settlement by that person who is the registered a shareholder at that time or by his administrators.

8.7.	The Company is entitled to pay, at any time, a commission, to any person for his function as an underwriter or his consent to serve as an underwriter, conditionally or unconditionally, for any Security, including Bond Stock in the Company or his consent to underwrite, conditionally or unconditionally, any Security, Bond or Stock of Bonds in the Company. On each event the commission may be paid or settled in cash or Securities or Bonds or Stock of Bonds in the Company.

9.	Share Certificate; Share Warrant

9.1.	Subject to the provisions of the Companies Law and pursuant thereto, a Share Certificate shall bear the seal or stamp or the Company, and the signatures of two Directors, or as the Board may determine.

9.2.	Any Shareholder registered in the Ledger of Members is entitled to receive one Share Certificate on account of the Shares registered to his name, or, if the Board approves (following payment of the sum determined by the Board from time to time), several Share Certificates, each for one or more such Shares; every Share Certificate shall mention the number of Shares on account of which it was issued and the serial numbers thereof.

A Share Certificate registered in the name of two or more persons, shall be handed over to that person, from amongst the joint owners, whose name appears first in the Ledger of Members.

9.3.

(a)	The Company is entitled to deliver a Share Certificate on account of Shares that the full consideration of which was paid to the Company, which shall grant the holders thereof the rights to the Shares stipulated therein, and the right to transfer the same by handing over the Share, and the provisions hereof relating to transfer of Shares shall not apply to the Shares set forth in such Share Certificate.

(b)	A Shareholder lawfully possessed of a Share Certificate is entitled to return it to the Company for cancellation and to turn it into a Share Registered to a Name; and entitled, in consideration of a fee to be determined by the Board, to have his name registered in the Ledger of Members on account of the Share mentioned in the Share Certificate, and that he be issued with a certificate of a Share Registered to a Name.

(c)	A holder of a Share Certificate is entitled to deposit the Share Certificate at the Office, and for as long as it is so deposited, the depositor shall have the right to demand convening a meeting of the Company, subject and pursuant to the provisions of the Companies Law and these Articles, to be present at such meeting, to vote therein, and to make use of the remaining rights of a Shareholder at any Meeting convened upon his said demand within 30 days after said deposit, in the same manner as if his name was registered in the Ledger of Members as the holder of the Shares included in the Share Certificate. Only one person shall be recognised as the depositor of the Share, and the Company is obliged to return the Share Certificate to the depositor, should he request so in writing 30 days in advance.

In the event that a Share Certificate was not so deposited, its holder shall not have the rights set forth in this sub-Article (c), and he shall have, subject to the provisions of these Articles, all the remaining rights bestowed upon a Shareholder in the Company.

9.4.	In the event that a Share Certificate is lost or destroyed, the Board is entitled to issue a new certificate or warrant instead, provided that the certificate or warrant was not rescinded by the Company, or it was proven, to the satisfaction of the Board, that the certificate or warrant were lost or destroyed, and received satisfactory sureties against any possible damages, and all in consideration of a payment, if the Board resolves to impose such.

10.	Call on Shares

10.1.	The Board may, from time to time, at its discretion, present the Shareholders with a Call on Shares to pay any outstanding consideration on account of the Shares held by each Shareholder, and which according to the terms and conditions of the allocation of the Shares they are not to be settled upon fixed times and dates, and each Shareholder is obliged to pay the Company the sum of the Call presented to him, at the time and place as determined by the Board. A Call on Shares may divide the payment into instalments. The date of the Call shall be the date of the Board’s resolution pertaining to the Call.

10.2.	A prior notice of fourteen (14) days shall be provided regarding each Call on Shares, which shall mention the rate of the payment, the place of payment, provided that prior to the time of settlement of such a Call on Shares the Board is entitled, by written notice to the Shareholders, to cancel the Call or extend its time for settlement, and provided that such resolution was adopted prior to the time of settlement of the Call.

10.3.	Joint owners of a Share shall be jointly liable for payment of any instalment and Call on a Share due on account of such Share.

10.4.	If, according to the terms and conditions of the allocation of any Share, or otherwise, any sum must be settled on a fixed date or by instalments on fixed dates, then any such sum or instalment shall be settled as if it were a Call on a Share duly presented by the Board, and for which notice was duly given, and to such sum or instalment all the provisions of these Articles pertaining to Calls on Shares shall apply.

10.5.	In the event that the sum of a Call on Shares or instalment was not paid by or prior to its date of settlement, the person who is at that time the owner of the Share on account of which the Call was presented or for which the instalment was due, shall be obliged to pay interest on the said sum, at a rate to be determined by the Board from time to time, or at the rate permitted at that time by law, from the day fixed for such payment until payment in fact, however the Board is entitled to waive the payment of interest, in whole or in part.

10.6.	Should the Board see fit, it is entitled to receive from a Shareholder who wishes to advance monies not yet Called or that the settlement of which is not yet due, and that have not yet been settled on account of his Shares, or any part thereof. The Board is entitled to pay the Shareholder for the monies advanced in the abovementioned manner, or for any part thereof, interest to the day the monies should have been settled had they not been so advanced, at a rate to be agreed upon between the Board and the Shareholder.

11.	Share Forfeiture and Mortgage

11.1.	In the event that a Shareholder fails to pay the consideration he committed to, in whole or in part, at the times and dates and on the terms and conditions determined, whether a Call on Share was issued or not, the Board may at any time provide notice to that Shareholder and demand he pay the unsettled sum, plus interest accrued and any other expense the Company was made to suffer on account of such non-settlement.

11.2.	The notice shall set a date, at least fourteen (14) days after the date of the notice, and a place or places, in which the Call or abovementioned instalment must be paid, plus interest and the abovementioned expenses. The notice shall stipulate, that in the event of non-payment at the fixed time and date and the place set forth in the notice, the Company may forfeit the Shares on account of which the Call was made or on account of which the instalments have become conclusively due.

11.3.	In the event of failure to fulfil the requirements included in the abovementioned notice, then at any time thereafter, prior to the payment of the Call on the Share or the instalment, interest and expenses due on account of those Shares, the Board may resolve to forfeit the Shares on account of which the said notice was provided. Such forfeiture shall include all the dividends declared in respect of the forfeit Shares which have not been distributed in fact prior to the forfeiture.

11.4.	Any Share thus forfeit shall be deemed the property of the Company, and the Board may, taking account of the provisions hereof, sell it, reallocate it, or otherwise transfer it, as it deems fit.

11.5.	Forfeit Shares that have not yet been sold shall be treasury stock in accordance with the Companies Law, and shall not grant any rights whatsoever for as long as they are the property of the Company.

11.6.	The Board may at any time prior to the sale, reallocation or other transfer of any Share forfeited as abovementioned, rescind the forfeiture on such terms and conditions that the Board deems fit.

(a)	Any Shareholder whose Share have been forfeit shall cease to be the owner of the said forfeit Shares, however he shall continue to be indebted to the Company for all Calls on Shares, payment instalments, interest and expenses due on account of those Shares or for them, at the time of forfeiture, plus interest at the maximum rate permissible at law at that time, unless the forfeit Shares have been sold and the Company has received the full consideration to which the Shareholder committed, plus the expenses accompanying the sale.

(b)	In the event that the consideration received on account of the forfeit Shares was greater than the consideration to which the owner of the Shares thus forfeit was committed to, the Shareholder is entitled to recoup the partial consideration he gave for them, if any, subject to the terms and conditions of the allocation, and provided that the consideration remaining in the hands of the Company shall be no less than the full consideration committed to by the owner the Share thus forfeit, plus the expenses accompanying the sale.

11.7.	The provisions hereof pertaining to forfeiture of Shares shall apply also to events of non-payment of a fixed consideration the time of settlement of which, according to the terms and conditions of the allocation of the Share, is due, as if it were a sum due for settlement by virtue of a Call on Shares presented and for which notice was given.

11.8.	The Company shall have the right to a first ranking mortgage over any and all Shares registered to the name of any Shareholder, except for fully paid up Shares, and over the income from the sale of such Shares, for the settlement of the debts and liabilities of that Shareholder to the Company, whether individually or jointly with any other person, whether the time for settlement of such debts or fulfilment of such obligation is due or not, whatever the source of the debts may be, and no rights in Equity shall be created in any Share. The abovementioned lien and mortgage shall apply to all Dividends declared from time to time for such Shares. Unless resolved otherwise, registration by the Company of a transfer of Shares shall be deemed a waiver on behalf of the Company of such lien or mortgage (if any) over the Shares.

11.9.	To realise the abovementioned mortgage, the Board shall be entitled to sell the Mortgaged Shares in a manner it deems fit, pursuant to it’s discretion; however, no Share may be sold unless the period of time set forth in Article 11.2 above has passed, and the Shareholder (or such person entitled to be given notice following his death or insolvency or liquidation or the receivership of his assets) was provided written notice stipulating that the Company intends to sell the Share, and the Shareholder or person so entitled to the Share, has not paid the abovementioned debts or has not met the abovementioned obligations after the passing of fourteen (14) days from the date the said notice was sent.

11.10.	The proceeds of any such sale, after the expenses of the sale have been settled, shall be used to settle the debts and fulfil the obligations of the owner of such a Share (including the debts, obligations and liabilities and contracts the time for settlement or fulfilment of which is not yet due) and the provisions of Article 11.6(b) shall apply, mutatis mutandis.

11.11.	In the event of a sale following forfeiture or for the realisation of a mortgage under the powers and authorities granted above, the Board shall be entitled to appoint a person to sign a deed of transfer for the sold Shares and to register the purchaser in the Ledger of Members as the owner of the sold Shares, and the purchaser shall not be obliged to ensure these actions were duly and properly taken, and it shall be none of his business what the proceeds of sale were used for, and following the registration of his name in the Ledger of Members on account of those Shares, the validity of the sale shall not be called into question, and the only remedy available to any person injured as a result of the sale, shall be suing the Company, and only the Company, for damages.

12.	Share Transfer and Delivery

12.1.	A Share transfer shall not be registered unless the Company was provided with the appropriate deed of transfer. A Company Share deed of transfer shall be signed by the transferor and transferee, and the transferor shall be deemed continuing to be the Shareholder until such a time as the name of the transferee is recorded in the Ledger of Members on account of the transferred Share.

A Share deed of transfer shall be drafted and filled out in the following form, or such similar form, or in the ordinary or customary way approved by the Board:

“I, ____________, of __________ (“The Transferor”), in consideration of _______________ NIS paid to me by ____________, of __________ (“The Transferee”), do hereby transfer to the Transferee _________ shares ___________ of _____________ par value each, marked numbers _________ to ______________ in _______________ Ltd., to be in the hands of the Transferee, his executors, guardians, and attorneys, under all the terms and conditions on which I held them prior to the execution hereof, and I, the Transferee, do hereby agree to receive the said shares on the abovementioned terms and conditions.

And in Witness hereof we have signed our names this ____ Day of ________ in the year __________

_________________	__________________

Transferor	Transferee

_________________	_________________

Witness to Transferor’s Signature Witness to Transferee’s Signature”

12.2.	The Company is entitled to seal the Ledger of Members for such a time that the Board sees fit, provided that it is does not exceed thirty (30) days a year. The Company shall provide notice to the Shareholders of the sealing of the Ledger of Members pursuant to the provision hereof, for the purposes of providing notices to the Shareholders. The Company is entitled to fix a determining date for the purposes of the right to receive invitations to General Meetings, to participate and vote therein, and for the purposes of the right to receive a Dividend, provided that such date won’t be more than seven (7) days prior to the date fixed for the convention of the General Meeting.

12.3.

(a)	Any and every deed of transfer shall be handed in to the Office for recording. Deeds of transfer recorded shall remain in the possession of the Company, but any deed of transfer which the Board refuses to register, shall be, upon demand, returned to the person who delivered it, together with the Share Certificate (if handed in).

(b)	The Company is entitled to demand payment of a fee for the registration of the transfer, which fee shall be fixed by the Company Board.

12.4.	The administrators and executors of a deceased Shareholder, or, in the absence of administrators or executors, the persons entitled as the heirs of the deceased Shareholder, shall be the only individuals the Company shall recognise as owners of rights in the Share that was registered to the name of the deceased.

In the event that a Share is registered in the name of two or more owners, the Company shall exclusively recognise the surviving partner or partners as those persons who own the rights to the Share or any beneficial interest therein. In the event that a Share is registered in the name of several owners jointly as mentioned, each one of them shall be entitled to transfer his right.

12.5.	The Company may recognise the receiver or liquidator of a Shareholder which is a corporation in liquidation or in the process of winding up or the trustee in bankruptcy or any receiver of a bankrupt Shareholder as owners of the rights in and to the Shares registered to the name of such Shareholder.

12.6.	Any person who gains an interest in Shares owing to the death of a Shareholder, shall be entitled, on production of proof of probation of a will or the appointment of an administrator or the granting of an inheritance order, testifying that he has the right to the Shares of the deceased Shareholder, to be registered as the Shareholder on account of those Shares, or may, subject to the provisions hereof, transfer those Shares.

12.7.	The receiver or liquidator of a Shareholder that is a corporation in liquidation or in the process of winding up, or the trustee in bankruptcy or any receiver of a bankrupt Shareholder, may, having produced such evidence the Board demands of him, testifying that he has the right to the Shares of the Shareholder in liquidation or winding up or bankruptcy, with the consent of the Board (which consent the Board may withhold without giving any reasons for its refusal) be registered as the Shareholder on account of those Shares, or he may, subject to the provisions hereof, transfer those Shares.

12.8.	All the abovementioned pertaining to the transfer of Shares shall apply to the transfer of other Company Securities, mutatis mutandis.

13.	Redeemable Shares

13.1.	The right to redeem shall be limited to the eventuality of a winding up of the Company following the settlement of all the Company’s obligations to its creditors at the time of winding up.

13.2.	Redeemable Shares shall grant the holders thereof the following rights:

(a)	Voting rights;

(b)	Rights to participate in Dividends.

14.	Recapitalisation

14.1.	The Company is entitled, from time to time, by resolution of the General ~~Assembly~~Meeting, passed by an ordinary majority of Shareholder votes, to increase the Company’s Authorised Share Capital in Classes of Shares as it shall determine.

14.2.	Unless stated otherwise in the resolution approving the said Capital increase, the provisions hereof shall apply to the New Shares.

14.3.	By resolution of the General Meeting passed by an ordinary majority of Shareholder votes, the Company is entitled:

(a)	To consolidate and distribute its Share Capital into Shares of higher par value than those extant, and in the event of no par value – to capital comprising a smaller number of Shares, provided that such will not alter the proportional respective holdings of the Shareholders in the issued capital.

For the purposes of carrying out any such resolution, the Board is entitled to settle in a manner it deems fit any difficulty arising, and inter alia, to issue Certificates for Share fractions or Certificates in the name of a number of Shareholders that shall include the fractions of Shares to which they are entitled.

Notwithstanding the foregoing authority of the Board, in the event that as a result of consolidation there shall be Shareholders, the consolidation of whose Shares leaves fractions, the Board is entitled, with the consent of the General ~~Assembly~~Meeting passed by ordinary majority of Shareholder votes:

(1)	To sell the total number of fractions and for such purposes to appoint a trustee in whose name the Share Certificates that include fractions shall be made, who shall sell them and the proceeds of sale, after deduction of commissions and expenses, shall be distributed amongst those entitled; or

(2)	To allocate to each Shareholder who is left by the consolidation with fractions, Shares of the Class of Shares prior to the consolidation, fully paid up, at such a number that their consolidation with the fraction shall be sufficient for one complete Consolidated Share, and such allocation shall be deemed valid close in time prior to the consolidation; or

(3)	Determine that Shareholders shall not be entitled to receive a Consolidated Share on account of a Consolidated Share fraction, arising from the consolidation of half or less of the number of Shares the consolidation of which created one Consolidated Share, and shall be entitled to receive one Consolidated Share on account of a fraction of a Consolidated Share arising from the consolidation of more than half the number of Shares the consolidation of which created one Consolidated Share;

In the event that actions pursuant to the foregoing paragraphs (2) or (3) shall necessitate issuing additional Shares, then the settlement of such shall be done in the same way as settlement on account of Bonus Shares. Such consolidation and division shall not be deemed an alteration of the rights of the Shares which are the subject matter of the consolidation and division.

(c)	To distribute, by way of new distribution of existing Shares, all or part thereof, its Share Capital, in whole or in part, to Shares of lower par value than the existing Shares, and in the event that its Shares had no par value, to Share Capital comprising a larger number of Shares, provided that such will not alter the proportional respective holdings of the Shareholders in the issued Capital.

(d)	To cancel any Authorised Share Capital which on the date of the resolution had yet to be allocated, provided that the Company has no obligations, including no conditional obligations, to allocate the Shares.

15.	General Meetings

15.1.	In addition to the resolutions the authority to adopt which is given to the General ~~Assembly~~Meeting, and set forth herein these Articles and/or in the Companies Law, the decisions of the Company on the following matters shall be taken at General Meetings by ordinary majority of votes of participating Shareholders:

(a)	Amendment of these Articles pursuant to Article 39 hereinafter.

(b)	Exercising the powers and authorities of the Board in the event that the Assembly has determined that the Board is prevented from exercising its power and authorities, and that the exercise thereof is essential to the proper management of the Company pursuant to Section 52(a) of the Companies Law.

(c)	Appointment of the Company’s auditor, fixing his terms of employment and terminating his appointment pursuant to the provisions of Sections 154 through 167 of the Companies Law.

(d)	Approval of actions and transactions which require the General ~~Assembly’s~~Meeting’s approval pursuant to the provisions of Sections 255, 270(1)-(3), 271 through 273 of the Companies Law.

(e)	Increase the Share Capital and cancellation thereof, pursuant to the provisions of Section 286 & 287 of the Companies Law.

(f)	A merger pursuant to Section 320(a) of the Companies Law, and subject to Section 320(A1) of the Companies Law.

15.2.	The General ~~Assembly~~Meeting is entitled to assume powers and authorities granted to another organ.

15.3.	The Company shall hold an annual General Meeting every year, and no later than after fifteen (15) months following the preceding annual General Meeting (the “Annual General Meeting”). A General Meeting that is not an ~~annual meeting~~Annual General Meeting shall be an Extraordinary Meeting.

15.4.	The agenda at the ~~annual~~Annual General Meeting shall include the following subjects:

(a)	Discussion of the Companies audited financial statements, with the enclosed Board report;

(b)	Appointment of Directors pursuant to Article 19~~.1~~, and determining their remuneration as Directors;

(c)	Appointment of a financial auditor;

~~(d)~~	~~Matters for which an Extraordinary Meeting must be convened under Section 63 of the Companies Law;~~

~~(e)~~(d)	Matters that one or more Shareholders, representing at least five (5) percent of the issued Capital and at least one (1) percent of the voting rights in the Company, or one or more Shareholders, who have at least five (5) percent of the voting rights in the Company, have asked the Board to include, provided that they are matters to be properly discussed at an Annual General Meeting.

15.5.	Any time the Board deems fit, it is entitled to convene an Extraordinary Meeting by resolving to do so, and Extraordinary Meetings shall be convened pursuant to demands as set forth in the Companies Law.

15.6.	Notice of a General Meeting, on the agenda of which there are no matters for which voting may be by written ballot under Section 87 of the Companies Law, shall be published up to at least fourteen (14) days prior to the Convention, and notice on the agenda of which there are such matters, shall be published at least twenty one (21) days before the Convention. Notice shall be published in no less than two daily newspapers, of wide circulation in Israel, published in Hebrew. In any event, no notice shall be sent to each one of the Shareholders registered on the Company’s Ledger of Members.

The notice shall specify the type of meeting, the time and place of the meeting, a list of the items on the agenda, an extract of proposed resolutions, the required majority to adopt the resolutions and the date for the determination of entitlement of Shareholders to vote in the General Meeting, as set forth in Section 182 of the Companies Law. In the event that an adjourned Meeting is set for a date later than that stipulated for in Section 78(b) of the Companies Law, namely, more than seven (7) days, that date shall be specified in the notice.

~~16.~~	~~General Assembly Resolutions~~

15A.	Shareholder Proposal Request

15A.1	Any Shareholder or Shareholders of the Company holding at least one percent (1%) or a higher percent, as may be required by the Companies Law from time to time, of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered in a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws, and the Proposal Request must comply with the requirement of these Articles (including this Article 15A) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

15A.2	The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

15A.3	The provisions of Articles 15A.1 and 15A.2 shall apply, mutatis mutandis, on any matter to be included on the agenda of an Extraordinary Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

16.	General Meeting Resolutions

16.1.	No discussion in General ~~Assembly~~Meeting may be commenced unless a legal quorum is present within half an hour of the time scheduled for the meeting. Unless otherwise provided for by Companies Law or by these regulations, legal quorum will be present when at least two (2) shareholders holding together twenty five percent (25%) of company’s votes are present in person or by their attorneys.

16.2.	If half an hour after the time scheduled for the meeting legal quorum is not present, meeting shall be postponed to same day on following week, same time and place, or to a later date, if specified on notice as to meeting, and if the matters for which first meeting was called will be covered on postponed meeting. If no legal quorum is present on second meeting half an hour after the time scheduled for the meeting, then meeting shall take place with any number of attendees.

If ~~general assembly~~a General Meeting was convened at shareholders’ request as covered in Companies Law, postponed meeting will only be held if the minimum number of shareholders required for holding a meeting was present, as covered in Section 63 of Companies Law, i.e., one or more shareholders holding at least five (5) percent of issued capital and one (1) percent at least of the voting rights in the company, or one or more shareholders holding at least five (5) percent of the company’s voting rights.

16.3.	The chairman of the Board will chair every General ~~Assembly~~Meeting. If there is no chairman or if he is not present within fifteen (15) minutes of the time scheduled for the meeting, or if he does not wish to chair the assembly, the shareholders present in the meeting will select one of them as chairman.

16.4.	The General ~~Assembly’s~~Meeting’s chairman shall be permitted, with the consent of the assembly where a legal quorum is present, to postpone the meeting to another time and location, and must postpone it as above if the assembly instructs him to do so. At the postponed meeting, only matters on the agenda which discussion was not completed or commenced at the meeting where the postponement was resolved will be discussed.

16.5.	Subject to the provisions of Companies Law and these Articles that require an extended majority of shareholders, any proposed resolution brought before the assembly shall be decided upon by simple majority of the votes of shareholders present and voting.

16.6.	The General ~~Assembly’s~~Meeting’s chairman shall not have an additional or decisive vote.

16.7.	The Chairman’s announcement that a resolution was made unanimously or by certain majority or was rejected, and the meeting’s minutes signed by the chairman, will serve as prima facie evidence of contents of minutes.

17.	Shareholders’ Vote

17.1.	Subject to any special provisions, privileges and limitations as to the voting of shareholders involved at that time with any shares, when voting by counting votes or by secret ballot, every shareholder whether present himself or by attorney or proxy, will have one vote for each share he owns granting him a voting right.

17.2.	A corporation constituting a company shareholder is permitted, by the decision of its Directors or another managing body, to authorize any person it may deem fit to serve as its representative at any ~~general assembly.~~General Meeting. A person authorized as covered above will be permitted to use – on behalf of the corporation he represents – the same voting rights the corporation itself may have used were it an individual shareholder.

17.3.	Subject to the provisions of Companies Law, ~~general assembly~~General Meeting resolutions on issues listed below will also be made by proxy:

(a)	Appointing and dismissing Directors;

(b)	Approving actions or transactions requiring General ~~Assembly’s~~Meeting’s approval as per Sections 255 and 268 to 275 of Companies Law;

(c)	Approving merger as per Section 320 of Companies Law;

(d)	Issues covered by the Ministry of Justice in the regulations that were set forth or will be set forth under Section 89 of Companies Law;

Subject to the provisions of Companies Law, proxy will be deposited in Office or any other location designated for convening the ~~assembly~~General Meeting at least forty eight (48) hours prior to the time scheduled for commencing the meeting where person specified in proxy is to vote. However, the General ~~Assembly~~Meeting chairman is permitted to waive this requirement and accept proxy when meeting commences.

18.	Voting Rights

18.1.	Minor shareholders and shareholders who were declared by court to be incompetent, may vote only through their guardians, and each guardian as above may vote through an attorney.

18.2.	In the event of co-owners of a share, the opinion of one co-owner will be accepted, whether given personally or by attorney – and the opinion of remaining co-owners will not be accepted. For this purpose, the co-owner whose opinion shall be heard shall be determined by the order their names are listed in the book of shareholders.

18.3.	Shareholders can vote personally or by attorney, or in the case of a corporation, by representative as covered in Article 18.4 below or by attorney with proper power of attorney as covered below.

18.4.	Any document appointing an attorney for voting (hereinafter “Letter of Appointment”) will be signed by the appointer or his attorney authorized in writing to do so, or if the appointer is a corporation, the appointment will be done in writing, signed as legally required and stamped with the corporation seal or signed by its authorized attorney.

18.5.	Letter of appointment and power of attorney (if any) based on which letter of appointment was signed, or its copy approved to board’s satisfaction, will be deposited in office or any other location designated for convening the assembly at least forty eight (48) hours prior to the time scheduled for commencing the meeting, in which the person specified in letter of appointment is supposed to vote. However, the General ~~Assembly~~Meeting chairman is permitted to waive this requirement for all attendees of certain meeting and accept power of attorney when meeting commences.

18.6.	A Shareholder holding more than one share will be entitled to appointing more than one attorney, subject to following provisions:

(a)	Letter of appointment specifies type and number of shares for which it is granted;

(b)	Should number of shares of any kind specified in letters of appointment granted by one shareholder exceed number of shares of that kind held by him, all Letters of Appointment granted by that shareholder for excessive shares shall be canceled, without detracting from the validity of the vote for shares held by him;

(c)	in case that only an attorney is appointed by a shareholder, but the Letter of Appointment does not specify the number and type of shares for which it was granted, than such Letter of Appointment shall be deemed as granted for all shares held by the shareholder on date the letter of appointment was deposited with the company or handed to the General ~~Assembly~~Meeting chairman, as the case may be. If the Letter of Appointment was granted for a number of shares smaller than number of shares held by shareholder, shareholder shall be deemed as refraining from voting for remaining shares he holds, and letter of appointment shall be valid only for the number of shares specified on it.

18.7.	Any Letter of Appointment for an attorney, whether for a specifically named meeting or otherwise, will be made as follows, as far as circumstances permit:

“I, ________________, of __________________ shareholder of _____________ Ltd. (hereinafter “The Company”) hereby appoint _________, whose ID is ____________, of ______________, or in his/her absence, ___________, whose ID is ____________, of ______________, or in his/her absence, ___________, whose ID is ____________, of ______________, to vote for me and on my behalf for ___ shares of type ____________ held by me, at the company’s annual / ~~special general assembly~~extraordinary meeting / at a shareholder meeting of type _____________ to be held on day ____________ of month __________, year _____________, and at any meeting postponed from that meeting.

In witness whereof I hereby sign on this day of ____ month _________ year ________. Signature”

18.8.	Vote based on the provisions of a document appointing an attorney will be valid despite the appointer’s decease or cancellation of the power of attorney or transferring the share for which voting was done as covered above, unless notice in writing of such decease, cancellation or transfer was received at the office or by the meeting’s chairman prior to voting.

19.	Board of Directors

19.1.	The number of Board members for the Company shall be no more than thirteen (13) (hereinafter “Normal Directors”), plus the number of external Directors which appointment is legally required (hereinafter “External Directors”).

19.2.	Election and Removal of Directors ~~will~~ .

19.2.1.	The Directors, excluding the External Directors if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by ~~resolution of~~ the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

19.2.1.1.	The term of office of the initial Class I directors shall expire at the first Annual General ~~Assembly, with the normal Directors appointed~~Meeting to be held in 2020 and when their successors are elected and qualified,

19.2.1.2.	The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

19.2.1.3.	The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

19.2.2.	Directors (other than External Directors), may be elected only in Annual General Meetings. At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2020, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

19.2.3.	If the number of Directors (excluding External Directors) that constitutes the Board of Directors is hereafter changed, the then-serving Directors shall be re-designated to other Classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

19.2.4.	Prior to every Annual General ~~Assembly, and External Directors appointed as legally required.~~ Meeting of the Company at which Directors are to be elected, and subject to Articles 19.2.1 and 19.2.8 of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such Annual General Meeting (the “Nominees”).

19.2.5.	Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 19.2.5 and Article 15A and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 15A, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission or applicable Israeli rules and regulations under the Company Law or Israeli Securities Laws); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 19.2.5 and Article 15A, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

19.2.6.	The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.

19.2.7.	Notwithstanding anything to the contrary herein, this Article 19.2 and Article 15A may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 65% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that the quorum at such General Meeting (and any adjourned meeting) is not less than 20% of the Company’s then issued and outstanding share capital.

19.2.8.	Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

19.2.9.	Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to external directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

~~19.1.1.~~19.2.10.	Election of Board members as detailed above will be done by shareholders present at the ~~meeting~~Annual General Meeting, personally or by attorney, or, subject to the provisions of Companies Law, by proxy, by simple majority of shareholder votes.

~~19.1.2.~~19.2.11.	~~(b)~~ A Director’s tenure will commence on the date of his appointment by the ~~assembly~~Annual General Meeting in which he was appointed as above. A Director appointed as above by ~~general assembly~~the Annual General Meeting shall serve until the end of the next ~~annual assembly after the annual assembly when he was appointed~~applicable Annual General Meeting in which such Director’s term expires in accordance with the relevant classification in Article 19.2.1 above.

~~(c)~~	~~Notwithstanding the above, a general assembly may dismiss any Director at any time, by simple majority resolution, with the exception of an outside Director, prior to termination of his tenure, so long as the Director is given reasonable opportunity to voice his position before the general assembly. Additionally, any general assembly may appoint another person as Director by simple majority resolution in place of the dismissed Director. A Director appointed as above shall serve in such position only for the tenure of the Director in place of which he was appointed.~~

19.2.12.	Notwithstanding the aforesaid, Directors may not be dismissed from office by the Shareholders or by a General Meeting prior to expiration of their term of office pursuant to Articles 19.2.1 and 19.2.2 above, and the provisions of Section 230(a) of the Companies Law in this regard shall not apply.

~~19.2.~~19.3.

(a)	At any time, a Director may appoint a person to serve as his substitute Director, subject to the provisions of Companies Law (hereinafter “Alternative Director”). Any person disqualified to be appointed as Director, or serving as Director or alternative Director shall not be appointed as alternative Director. So long as the alternative Director’s appointment is effective, he shall be entitled to be invited to all board meetings (without revoking the Director’s right to be invited) and attend and vote at any board meeting from which appointing Director is absent.

(b)	Alternative Director shall have, subject to the provisions of his Letter of Appointment, all rights held by the Director he substitutes, and he shall be treated as Director.

(c)	Director appointing Alternative Director shall be permitted to cancel appointment at any time. Alternative Director’s tenure shall be terminated if the Director appointing him notifies the company in writing of his resignation or if his tenure as Director was otherwise terminated.

(d)	Any appointment of an Alternative Director and cancellation of his appointment shall be done by notifying the company in writing.

~~19.3.~~19.4.	A Director ceasing to serve in such position can be reappointed, but in the event of termination of his tenure due to being convicted of an offense as specified in Article 19.6 (c) below, he can be reappointed only if five (5) years have passed since the date of his conviction as covered in Section 226 of Companies Law.

~~19.4.~~19.5.	A Director’s position shall automatically become vacant under any one of the following conditions:

(a)	If he resigns from his position as covered in Section 229 of Companies Law.

(b)	If he is convicted of an offense as covered in Section 232 of Companies Law.

(c)	If the court decides to direct his tenure to be terminated as covered in Section 233 of Companies Law.

(d)	If he declares bankruptcy, and if a corporation, if it has decided on voluntary liquidation or liquidation order is issued on it.

(e)	In event of his decease.

(f)	If he becomes incompetent.

~~19.5.~~19.6.	~~If no other Director is appointed in place of the Director whose tenure was terminated at the annual general assembly, then the Director whose tenure was ended shall be appointed to an additional tenure, or if notwithstanding the above no Director is appointed or~~Notwithstanding anything herein to the contrary, if a Director’s office becomes vacant, then the remaining Directors shall be permitted to take any action, so long as their number is minimally three. Additionally, the remaining Directors shall be permitted to appoint a Director in place of the Director whose tenure was terminated, who will serve in his office until the next ~~annual general assembly~~Annual General Meeting.

~~19.6.~~19.7.	Directors shall not be paid wages with company funds, unless the company resolves as covered in Sections 270 (3) and 273 of Companies Law. A Director shall be entitled to have his reasonable transportation expenses reimbursed, as well as other expenses connected to his attending board meetings and fulfilling his duties as board member. Reward and expenses for outside Directors shall be paid according to Company Regulations (Rules for Reward and Expenses for Outside Director), 2000, or any other regulations replacing these in the future.

20.	Board’s Authority

20.1.	In addition to the powers generated to the Board according to the Companies Law and these Articles, and without detracting from such, the Board shall outline the Company’s policy and shall supervise the execution of the CEO’s duties and actions, including:

(a)	Determining the Company’s plans, principles for their funding, and priorities among them;

(b)	Reviewing the Company’s financial condition and determining the limit for credit it may use;

(c)	Determining organizational structure and wage policy;

(d)	Being permitted to decide on issuing a series of bonds;

(e)	Responsibility for preparing financial statements and for their approval as per Section 171 of the Companies Law;

(f)	Appointing and dismissing CEO as covered in Section 250 of the Companies Law;

(g)	Deciding on actions and transactions requiring his approval as per Sections 253 and 268 to 275 of the Companies Law and the provisions of these Articles;

(h)	Being permitted to allocate shares and convertible securities up to the Company’s registered share capital as per Section 288 of the Companies Law;

(i)	Being permitted to distribute as covered in Sections 307 and 308 of the Companies Law;

(j)	Voicing his opinion to the ~~general assembly~~General Meeting as to a special acquisition offer as per Section 329 of the Companies Law;

(k)	Being permitted to determine, from time to time, who would be authorized to sign bills of exchange, promissory notes, invoices, acceptance documents, endorsements, checks, contracts and any kind of other documents on behalf of the company, but such authorized signatories would be obligated to sign with the company seal, or next to its printed or written name.

20.2.	The board will act, on any of the matters listed in Article 20.1 above, according to the Companies Law and these Articles.

20.3.	The Board’s powers according to Article 20.1 (a) to (j) above cannot be delegated to the CEO, except as covered in Section 288 (b) (2) of the Companies Law.

20.4.	Recommendations, reports and approvals to be given by the board as per regulation 20.1 above shall be accompanied by the Board’s explanations to the recommendation, report or approval, as the case may be.

20.5.	Chairman of the Board shall direct Board meetings. On first Board meeting after each ~~annual general assembly,~~Annual General Meeting, the Board will elect one of its members to serve as chairman of the board. Appointment of chairman of the board shall remain in effect until the first ~~annual general assembly~~Annual General Meeting after his appointment.

21.	Board Meetings

21.1.	The Board shall convene for meetings as per Company’s needs, and at least once every three (3) months.

21.2.	The Chairman of the Board shall be permitted to convene the Board at any time. Additionally, any two Directors (and if number of board members does not exceed five (5) – any one Director) shall be permitted to demand a Board meeting on a specified subject.

21.3.	Any notice of a board meeting can be communicated verbally, by telephone, in writing (including fax or e-mail) or by telegram, so long as notice is given at least 12 hours prior to the time established for the meeting, unless all board members or their replacements (if any) have agreed on shorter notice or on convening without notice. A Director travelling or staying outside of Israel at any time, shall not be entitled to be provided with notice of a board meeting for the length of his trip, so long as if he has appointed an alternative Director as per these regulations, such notice would be sent to that alternative Director.

21.4.	Notice of a Board meeting shall specify its date and place and contain reasonable details of all issues on the agenda.

The agenda shall include all issues established as per Article 21.2 above, and any issue a Director or the CEO requested the chairman to add to the agenda within a reasonable period of the board meeting.

21.5.	Until board resolves otherwise, most Board members for that time, who are not legally prevented from participating and voting at the Board meeting, shall constitute a legal quorum for Board meetings and its decisions. Legal quorum shall be examined when meeting commences and each time Board makes a resolution.

Notwithstanding the above, the legal quorum for the Board’s resolution to terminate internal auditor’s tenure shall not in any event be less than most Board members.

21.6.	Board resolutions will be based on simple majority of attending, voting Directors. Each Director shall have one vote.

21.7.	The chairman of the Board shall chair each Board meeting. If the chairman of Board is absent, within fifteen (15) minutes of time scheduled for meeting, or if he does not wish to chair the meeting, the Board members present at meeting shall elect one of them to serve as chairman, direct meeting and sign meeting minutes. However, when board votes, the person elected shall not have an additional or decisive vote.

21.8.	Each Board meeting where a legal quorum is present shall be permitted to fulfil every authority, power of attorney and judgment that according to these regulations are given to board at that time or that are normally utilized by the Board.

21.9.	The Board shall be permitted to make resolutions without actually convening, with the consent of all Directors entitled to participating in the discussion and voting as to the resolution. In such an event, the chairman of board shall prepare minutes and attach Directors’ signatures.

21.10.	Subject to the provisions of any law, all actions taken by board or under its decision, or by meeting of a board committee or by person serving as board member, shall be valid even if it is later discovered that there has been some flaw in electing these board members or the persons serving as above, or that all or one of them are invalid, just as though each of them were legally elected and had the necessary qualifications for becoming a member of the board or of said committee.

21.11.	A resolution signed by all Directors (or their alternative Directors) or agreed to in writing (including fax) by all Directors (or their alternative Directors) who are not legally prevented from participating in such resolution; and resolutions made by using any means of communication that allow all Directors who are not legally prevented from participating in such resolution to hear the other Directors simultaneously – shall be valid for all intents just as though they had been made at a properly convened board meeting.

22.	Board Committee

22.1.	Board shall be permitted, by a resolution of the majority of Directors constituting Board at that time, to establish committees and appoint Board members as committee members. Subject to the provisions of Companies Law and these Articles, Board may delegate its powers or any part thereof to above committees, and for a special matter, can cancel such delegation from time to time. At least two (2) Directors shall serve on each committee. At least one (1) External Director shall serve on any committee permitted to utilize any of the Board’s powers.

22.2.	When using its powers, any committee established as covered in Article 22.1 above must fulfil all provisions established by the Board. Meetings and actions of each committee shall be conducted according to the provisions contained in these articles as far as Board’s meetings and actions, so long as they are suitable and so long as no provisions by the Board have replaced them.

22.3.

(a)	A Resolution made or action taken by board committee according to a power delegated to it by the Board, shall be the same as a board’s resolution or action.

(b)	Notwithstanding this section, on the issues listed below a Board committee shall not be permitted to make resolutions but recommendations only:

(1)	Establishing general Company policy;

(2)	Distribution, with the exception of acquiring Company shares according to framework formerly outlined by Board;

(3)	Establishing Board’s position as to an action requiring ~~general assembly’s~~General Meeting’s approval, or as to providing an opinion as per Section 329 of Companies Law;

(4)	Appointing Directors, if the Board is permitted to do so;

(5)	Allocating shares or securities convertible to shares or which can be realized as shares – or a series of bonds – unless the share distribution is due to realizing or converting Company securities;

(6)	Approving financial statements;

(7)	Approving transactions and actions requiring Board’s approval as per Sections 255 and 268 to 275 of Companies Law.

22.4.	A Board committee shall report to board on ongoing basis of its resolutions or recommendations as determined by Board.

22.5.	The Board may cancel resolution of committee appointed by it, but such cancellation shall not detract from the validity of a committee resolution acted upon by company towards another person not knowing of its cancellation.

However, all actions taken in good faith at board meeting or by a Board committee or by any person serving as Director shall be valid even it is later discovered that there has been some flaw in appointing such Director or person acting as above, or that all or one of them are invalid, just as though each of them were legally appointed and had the necessary qualifications for becoming a Director.

23.	Minutes

23.1.	The Company shall document minutes of General Meetings~~general assemblies~~, class meetings, Board meetings and Board committee meetings, and shall keep them in its office for a period of seven (7) years of the General Meeting ~~assembly~~ or meeting, as the case may be.

23.2.	Minutes will always contain the following:

(a)	Day and place where meeting or assembly took place;

(b)	Names of attendees, and if they are attorneys or alternative participants, names of those granting power of attorney or appointing, and for a shareholders’ meeting, number and types of shares based on which voting is conducted;

(c)	Summary of discussions, course of discussions and resolutions made;

(d)	Instructions given by board to board committees or CEO;

(e)	Documents, reports, approvals, opinions, etc. presented, discussed and/or attached.

Such ~~general assembly~~General Meeting minutes signed by ~~assembly~~the General Meeting’s chairman shall serve as prima facie proof of its contents, and such board or board committee meeting minutes approved and signed by meeting chairman or board chairman shall serve as prima facie proof of its contents.

Above provisions shall also apply to written resolutions.

24.	CEO

24.1.	The CEO shall be appointed, whether for a fixed or limited period, and dismissed by board through majority of board members.

24.2.	The CEO shall be responsible for ongoing management of company’s affairs as part of policy established by board and subject to its directions.

24.3.

(a)	The CEO shall have all management and execution powers not granted by Companies Law or by these regulations to any other company agency, and shall be supervised by board.

(b)	The CEO may delegate some of his powers, with board’s approval, to anyone under him. Approval can be general and granted in advance.

24.4.

(a)	The CEO shall notify the chairman of Board immediately of any exceptional matter meaningful to the Company, and shall submit to board reports on such matters, at such times and at such extent as the board sees fit. Should the Company not have a chairman of the Board, or should he be prevented from fulfilling his duties, CEO shall notify all Board members of such circumstance.

(b)	The Chairman of Board shall be permitted, as his own initiative or at board’s decision, to demand of CEO to report on the Company’s affairs.

(c)	Should such notice or report require board’s action, chairman of board shall immediately summon a board meeting to discuss notice or resolve upon required action.

25.	Local Management

25.1.	The Board may arrange, from time to time, arrangements for the management of the Company’s business in any specific location; whether in Israel or abroad, as it sees fit, and the provisions set forth in Article 25.2, below, shall not derogate from the general authorisations granted the Board under this Article.

25.2.	The Board may, at any time and from time to time, establish any local management or local agency to manage the business of the Company in any specific location, in Israel or abroad and can appoint any person to be a member of said local management, or any manager or agent and may determine their salary. The Board may, from time to time, grant any person so appointed any power, authority and freedom of discretion that are granted at that time to the Board, and he may empower any person who is at that time serving as a local member of management to continue in his position even though a position has been vacated there, and any such appointment or such authorisation may be made under the same terms and conditions that the Board will see fit and the Board may at any time terminate the employment of any person who was so appointed and to cancel or amend any such authorisation.

26.	Registry of Shareholders

26.1.

(a)	The Company shall administer a registry of shareholders (the “Primary Registry”) and will record in it the following details:

(1)	For registered share -

(a)	Name, I.D. number and address of every shareholder, all as was provided to the Company; and

(b)	Amount of shares and types of shares held by each shareholder, listing their par value, if existent, and if any amount has yet to be paid in consideration for such shares - the amount yet to be paid; and

(c)	Date of allocation of the shares or the date of transfer to the shareholders, whichever relevant; and

(d)	If the shares have been marked with serial numbers, the Company shall note, next to the name of each shareholder, the serial numbers of the shares registered in the shareholder’s name; and

(e)	All other details that, by the Companies Law or these Articles of Association, are required or permitted to be registered in the Primary Registry.

(2)	Bearer Shares -

(a)	Notification of the facts that bearer shares have been allocated, their date of allocation and the amount of shares that have been allocated; and -

(b)	The numbering of the bearer shares and of the share certificates.

If the share certificate is cancelled by request of the shareholder, the name of the shareholder and the number of shares registered in his name will be registered in the Primary Registry.

(3)	Dormant Shares - Their numbers and the date they became dormant.

(a)	The Company may, subject to and in accordance with the provisions of sections 138 and 139 of the Companies Law, maintain an additional shareholders registry outside of Israel.

27.	Company Officers

27.1.	The Company’s CEO may, from time to time, appoint officers (except for Directors and a CEO) to the Company to permanent, temporary or special positions, as the CEO so decides from time to time, and similarly, the CEO may terminate the services of one or more of the aforementioned from time to time and at any time, in his absolute discretion.

27.2.	The CEO can determine, subject to the provisions of the Companies Law, the authority and the role of each officer he so appoints, as well as the terms under which they will fulfil of their position and may demand collateral in the cases and in the amounts he deems necessary.

28.	Distribution

28.1.	Subject to all special rights or restrictions granted to particular shares, dividends or share dividends will be distributed and paid to the shareholders relative to the sum of capital paid-up against the par value of the shares held by them, and this without taking into account the premium paid on them.

28.2.	Decisions on the distribution of dividends will be made by the Company Board. All profits made that are worthy of being distributed as dividends, subject to accepted accounting principles and to the provisions of the Companies Law, will be distributed by the Company to the shareholders, whether as a dividend or by means of the purchase of shares from all shareholders by the Company or a corporation in its control, and this with their being actually received by the Company, and subject to all applicable law.

28.3.	The Board may delay any dividend, benefit, rights or sums about to be paid for shares in which the Company has a lien and/or charge, and to use any such amount or to realise any benefit and any right and to use the consideration from such realisation to pay off the debts for which the Company holds liens or charges.

28.4.	The transfer of a share shall not entitle the recipient of the share the right to a dividend or to any other distribution that was decreed after the transfer but before the transfer was registered, however, if the transfer is subject to the Board’s approval, the date of approval shall be used instead of the date the transfer was registered.

28.5.	In the event of a dividend whose payment is not demanded within seven (7) years from the date of the decision on its distribution, the person entitled to said payment will be deemed to have ceded same and it shall be returned to the Company’s ownership.

If not deemed otherwise, any dividend may be paid by cheque or payment order to be sent by mail to the registered address of the Company or individual thereto entitled or, in the event of registration of joint ownership, to that member whose name in the registry is registered first with respect the joint ownership. Any such cheque will be written to the order of the person to whom it is sent. The receipt of the person whose name, on the date of decree of dividend, is listed in the members’ registry as a shareholder or, in the event of joint ownership, as one of the joint owners, will serve as release with respect to all the payments made in connection with that given share.

28.6.	The Board is entitled to deduct from any dividend, grant or other distribution to be made in connection with shares held by a shareholder, whether held solely or jointly with another shareholder, any sum of money due from him which he must pay by himself or together with another to the Company, against demands for payment or similar.

28.7.	Subject to Article 28.2, the Board may, in its own discretion, set aside in special funds any sum from the Company’s profits, or the revaluation of its assets, or the relative portion of the assets of the companies connected with it, and to determine the designation of these funds.

29.	The Internal Auditor

29.1.	The Company’s Board shall appoint an internal auditor, according to the recommendation of the auditing committee.

29.2.	The organisational superior of the internal auditor shall be the Chairman of the Board.

29.3.	The internal auditor shall submit, for the approval of the Board, a proposal for an annual, or periodic, work plan and the Board shall approve same with the amendments it sees fit.

29.4.	The internal auditor shall operate in accordance with the provisions of the Companies Law.

30.	The financial Auditor

30.1.	A financial auditor shall be appointed in every Annual General Meeting ~~annual meeting~~ and shall serve in this position until the end of the following ~~annual~~ Annual General Meeting~~meeting~~. Notwithstanding the above, the General ~~Assembly~~Meeting may, in a majority decision of the shareholders, appoint ~~an~~a financial auditor for a longer period that shall not exceed the end of the third ~~annual meeting~~ Annual General Meeting following the meeting in which he was appointed.

30.2.	The General ~~Assembly~~Meeting may terminate the appointment of the financial auditor .The fee of the financial auditor for auditing activity will be set by the General ~~Assembly~~Meeting and in accordance with Section 165 of the Companies Law.

30.3.	The fee of the accountant for additional services to the Company which are not auditing activities will be set by the Board.

31.	Transactions Requiring Special Authorisation

31.1.	A transaction of the Company with one of its officers and a transaction of the Company with another person with whom a Company Officer has a personal interest, and which is not an irregular transaction, requires authorisation of the Board alone, all subject to the fifth chapter of the sixth part of the Companies Law.

31.2.	The Company is not allowed to enter into a transaction with related parties for a period of three years commencing on the date said related party became a controlling holder in the Company, this unless as a result of the completion of the transaction the related party becomes a controlling holder holding no less than 75% of the Company’s share capital, and all subject to the fifth chapter of the sixth part of the Companies Law.

For this purpose, “Control” as defined in the Securities Law.

32.	Merger

The authorisation of a merger requires a regular majority of shareholder votes and subject to the provisions of Section 320(A1) of the Companies Law.

33.	Notices

33.1.	Subject to the provisions of Article 15.6 of these Articles, a notice on the General Meeting ~~general assembly~~ shall be given only to shareholders registered in the primary registry and entitled to participate in the general assemblies, who have provided addresses in Israel. Any other person shall not be entitled to receive notices about general assemblies.

33.2.	When the Company has grounds to assume that the address provided by a shareholder is no longer his address, such a shareholder shall be deemed as not having provided an address to the Company, in each of the following cases:

(a)	When the Company sent him to the address he provided a registered letter in which he was requested to either confirm that the said address is still his address or to notify the Company of a new address, and the Company did not receive a reply within thirty (30) days of the date the letter was posted by the Company at the post office.

(b)	When the Company posted a registered letter to the address he provided and the Postal Authority, whether with or without the return of the letter, notified the Company that the letter was not delivered to the given address because he is unknown at that address or for any other reason.

33.3.

(a)	The Company may deliver any notice and any document to a shareholder by hand delivery or by delivering via mail to the address provided to the Company. If a notice was sent by mail, the notice shall be deemed fully performed if the letter containing the notice bore the address provided to the Company and if it was sent with appropriate postage, and as long as the opposite has not been proved, it shall be deemed delivered within seventy-two (72) hours of posting at the post office by the Company when the address is in Israel, and when the address is abroad - within ten (10) days from posting at the post office by the Company.

(b)	The Company may send notices to shareholders whether they are holders of registered shares and whether they are holders of bearer shares, by publication of the notice at least once in two daily newspapers of broad circulation in the Hebrew language as set forth in Article 15.6 above, and the date of publication in the newspaper shall be deemed the date the notice was received by the shareholders.

(c)	Nothing in the above paragraphs (a) and (b) shall be deemed as imposing any obligation on the Company to give a notice to whoever did not provide the Company with an address in Israel.

33.4.	The Company may give notice to partners in a share by sending the notice to the partner whose name first appears in the Shareholders Registry for that share.

33.5.	Any and all documents or notices sent by the Company in accordance with the provisions of this article shall be deemed properly sent despite the death, bankruptcy or liquidation of said shareholder (whether or not the Company knew), as long as no other was registered as a shareholder in his place, and sending and delivery as set forth above shall for all purposes be deemed sufficient for all parties interested in those shares.

33.6.	The unwitting failure to send notice to a shareholder, or the non-receipt of such a notice by a shareholder shall not derogate from the validity of any resolution accepted in such an assembly.

34.	Liquidation of the Company

In the event of liquidation of the Company, whether willingly or otherwise, the following provisions shall apply, unless specifically set forth otherwise in these Articles or in the terms under which a given share was issued:

(a)	The liquidator shall first use all of the Company’s assets for the payment of its debts (the Company’s remaining assets after the payment of its debts shall hereinafter be referred to as the “Surplus Assets”).

(b)	Subject to any special rights attached to shares, the liquidator shall distribute the Surplus Assets amongst the shareholders pari passu their par value.

(c)	With the Company’s permission by a resolution that was accepted in the General ~~Assembly~~Meeting by a regular majority of shareholders’ votes, the liquidator may distribute the Surplus Assets of the Company, or any portion thereof, in their original physical form amongst the shareholders, and may also transfer any asset of the Surplus Assets to a trustee in a trust for the benefit of the shareholders, all as the liquidator deems fit.

35.	Exemption from Liability

The Company may, by resolution reached in the manner set forth in the Companies Law, exempt in advance any of its officers from all or part of their responsibilities due to breach of their duty of care to it, however, in accordance with Sections 259(b) and 311 of the Companies Law, the Company may not exempt in advance a Director from its responsibilities to it due to a breach of the duty of care in distribution.

36.	Liability Insurance

Subject to the provisions of the Companies Law, the Company may, by resolution reached in the manner set forth in the Companies Law, obtain liability insurance for an officer of the Company due to liability he may incur as the result of an action performed in his position as an officer, entirely or partially, in each of the following:

(a)	Breach of duty of care towards the Company or towards another person;

(b)	Breach of his duty of trust to the Company, as long as the officer acted in good faith and had a reasonable basis to presume that his action will not be detrimental to the Company;

(c)	A financial obligation that he will be subject to for the benefit of another person.

37.	Indemnity

Subject to the provisions of the Companies Law, the Company may, by resolution reached in the way set forth in the Companies Law, indemnify an officer for a financial obligation or expense as set forth in paragraphs (a), (b) and (c) below, which the officer made or was subject to due to an action performed in his position as an officer:

(a)	A financial obligation he was subjected to for the benefit of another person by court ruling, including court rulings made following a compromise or an arbitrator’s ruling authorized by a court, as long as the commitment to indemnify be limited to events that, in the Board’s opinion, are expected in light of the Company’s actual activities when the commitment to indemnify was given, and to a sum or to a degree that the Board deemed reasonable under the circumstances, and that in the commitment to indemnify will be stated those events that in the Board’s opinion are to be expected in light of the Company’s actual activities at the time the commitment was made and also the sum or the degree which the Board deemed reasonable under the circumstances;

(b)	Reasonable litigation expenses including lawyer’s fees, which the officer incurred as a result of an investigation or a procedure held against him by an authority authorized to conduct such investigation or procedure, and that were concluded without the filing of an indictment against him but with the imposition of a financial liability instead of criminal procedures for offences that do not require proof of criminal intent;

In this article - the conclusion of procedures without the filing of an indictment in a matter for which a criminal investigation was opened - means the closing of a case in accordance with Section 62 of the Criminal Procedure Law (combined version), 1982 (hereinafter in this paragraph: the “Criminal Procedure Law”) or stay of procedures by the Attorney General under Section 231 of the Criminal Procedure Law. “A financial liability instead of criminal proceedings” - A financial liability imposed by law as an alternative to criminal proceedings, including an administrative fine under the Administrative Offences Law, 1985, a fine for an offence deemed a finable offence under the provisions of the Criminal Procedure Law, a financial sanction or a financial penalty;

(c)	Reasonable litigation expenses including lawyer’s fees, which the officer incurred or that a court ruled he must pay, in a procedure instigated against him by the Company or in its name or by another person, or in a criminal charge from which he was found cleared, or in a criminal charge in which he was convicted for a crime that does not require proof of criminal intent.

38.	Binding the Company

38.1.	The signature of any person who has been appointed by the Board from time to time, either generally or for a specific case, whether by himself or together with additional persons, together with the Company’s seal or stamp will bind the Company.

38.2.	The Board may determine different signatory rights for different dealings of the Company and set the financial limitations for which each signatory is authorised to sign.

39.	Amendment of these Articles of Association

These Articles of Association may be amended by resolution the shareholders in the ~~general assembly~~General Meeting, by regular majority of votes of the participating shareholders, and notwithstanding all of the above in these Articles of Association, the passing of a resolution that constitutes an amendment of a provision of these Articles of Association, directly or indirectly, will require the resolution of the shareholders in the ~~general assembly~~General Meeting, in a regular majority of the votes of the participating shareholders.